SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

4301 50th Street NW

Suite 300 PMB 1044

Washington, D.C. 20016

March 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Erin Martin

Re:	Supernova Partners Acquisition Company II, Ltd.
Registration Statement on Form S-1
File No. 333-252963

Dear Ms. Martin:

Supernova Partners Acquisition Company II, Ltd. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 3:00 P.M., Washington, D.C. time, on March 1, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

By:	/s/ Robert Reid
Robert Reid
Chief Executive Officer

Cc:	Patrick H. Shannon, Latham & Watkins LLP